UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. 1)*

                 Golden Poultry Company, Inc.
                       (Name of Issuer)

                  Common Stock, no par value
                (Title of Class of Securities)

                           381151109
                        (CUSIP Number)

                     Jack L. Lawing, Esq.
          General Counsel, Vice President & Secretary
                        Gold Kist Inc.
              244 Perimeter Center Parkway, N.E.
                  Atlanta, Georgia 30346-2397
                        (770) 393-5000
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)
                       April 22, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement _X_ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 381151109

1    Name of reporting person
     Gold Kist Inc.

     S.S. or I.R.S. Identification No. of above person
      58-0255560

2    Check the appropriate box if a member of a group (a)______
                                                      (b)______

3    SEC use only


4    Source of funds*
        WC   OO   BK

5    Check box if disclosure of legal proceedings is required
     pursuant to items     2(d) or 2(e)________

6    citizenship or place of organization
               Georgia

NUMBER OF      7    Sole voting power
SHARES                   10,901,802
BENEFICIALLY
OWNED BY       8    Shared voting power
EACH
REPORTING      9    Sole dispositive power
PERSON                   10,901,802
WITH           10  Shared dispositive power


11   Aggregate amount beneficially owned by each reporting
     person
                    10,901,802

12   Check box if the aggregate amount in row (11) excludes
     certain shares         ______

13   Percent of class represented by amount in row (11)
          75%

14   Type of reporting person*
          CO

Item 3.  Source and Amount of Funds or Other Consideration

   The second paragraph of Item 3 is deleted and replaced with the following paragraph:

            On January 13, 1997, the Board of Directors of Gold Kist adopted a resolution authorizing the officers of Gold Kist to negotiate with the Company to pursue a transaction in which Gold Kist would acquire all of the shares of the Company's Common Stock not currently owned by Gold Kist, so that the Company would become an indirect wholly owned subsidiary of Gold Kist. Those negotiations have been completed and an Agreement and Plan of Merger was executed on April 22, 1997 (the "Merger
          Agreement") among Gold Kist, the Company, Agri International, Inc. and Golden Poultry Acquisition Corp., as further described in Item 4 It is currently anticipated that all funds needed by Gold Kist to acquire the shares of Common Stock pursuant to the Merger Agreement will be obtained from Gold Kist's working capital and advances under existing Gold Kist credit facilities.

Item 4.  Purpose of Transaction

   Item 4 is deleted in its entirety and replaced with the following:

            Gold Kist purchased the shares of Common Stock from the directors and officers named in Item 3 above, and has entered into the Merger Agreement pursuant to which Gold Kist (subject to certain conditions precedent) will acquire the remaining shares of the Company's Common Stock that Gold Kist does not currently own, for the purpose of acquiring 100% of the Company's Common Stock and causing the Company to become an indirect wholly owned subsidiary of Gold Kist. The January 1997 purchases from directors and officers were ordered by the Court in the Windham Case. The pending purchase by Gold Kist of the remaining shares of the Company's Common Stock not currently owned by Gold Kist was not ordered in such Final Judgment and Decree, but has been deemed by the Gold Kist Board of Directors to be in the best interests of the members of Gold Kist. All of such remaining shares of the Company's Common Stock are publicly traded, and upon consummation of the purchase by Gold Kist, Golden Poultry will no longer have any shares of Common Stock trading in the public securities markets.

            Pursuant  to the Merger Agreement, Gold  Kist  has
          agreed to pay $14.25 per share in cash for each outstanding share of Common Stock not already beneficially owned by Gold Kist. The transaction will be effected by a merger (the "Merger"), pursuant to which Golden Poultry Acquisition Corp., a wholly owned subsidiary of Agri International, Inc. that has been formed specifically for this purpose, will be merged into the Company, with the Company as the surviving corporation. Upon consummation of the Merger, each share of Common Stock outstanding immediately prior to such consummation (other than shares beneficially held by Gold Kist or held by the Company in treasury) shall be converted into the right to receive $14.25 in cash, without interest; provided, however, that each holder of such shares shall have dissenters' rights in accordance with applicable state law. All treasury shares and all shares held by Gold Kist shall be canceled with no payment being made therefor. Each share of common stock of Golden Poultry Acquisition Corp. outstanding immediately prior to the consummation of the Merger shall be converted into and become one share of common stock of the surviving corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the surviving corporation.

            The Company has agreed to prepare, file with the SEC and send to all shareholders of the Company other than Gold Kist (the "Public Shareholders") a proxy statement, requesting that each such Public Shareholder vote in favor of the Merger Agreement and the transactions contemplated thereby. Under applicable state law and the Merger Agreement, approval of the Merger Agreement requires two affirmative shareholder votes: (i) a majority of the shares outstanding, which is assured because Gold Kist has agreed to cause its 75% of the shares to vote affirmatively; and (ii) a majority of the shares held by the Public Shareholders. In addition to such vote requirements, the Merger Agreement requires that certain other customary conditions be satisfied prior to consummation of the Merger, including, without limitation, that the investment advisers engaged by each of Gold Kist and the Company shall have delivered, have reaffirmed and not have withdrawn the fairness opinions delivered by such advisers in connection with the Merger. If the Merger has not been consummated by September 30, 1997, either Gold Kist or the Company may terminate the Merger Agreement.

            The foregoing response to this Item 4 is qualified
          in   its   entirety  by  reference  to  the   Merger
          Agreement,  the full text of which is set  forth  in
          Exhibit 3 hereto.

Item   6.    Contracts,   Arrangements,   Understandings    or
Relationships with Respect to Securities of the Issuer

   Item 6 is deleted in its entirety and replaced with the following:

            Other than the Merger Agreement described in Item 4, there are no contracts, arrangements or understandings among or between Gold Kist, its officers or directors, or the Company with respect to the Common Stock. No director or officer of Gold Kist owns any shares of Common Stock. Gold Kist controls the Company through its current 75% ownership of the Company's Common Stock and, if the transactions contemplated by the Merger Agreement are consummated, Gold Kist will acquire the remaining Common Stock and the Company will become an indirect wholly owned subsidiary of Gold Kist.

Item 7.  Material to Be Filed as Exhibits

   The  following  Exhibit is filed as part of this  Amendment
     No. 1 to Schedule 13D:

     Exhibit 3 Agreement  and Plan of Merger dated  April  22,
               1997  among Gold Kist Inc., Agri International,
               Inc.,  Golden  Poultry Acquisition  Corp.,  and
               Golden Poultry Company, Inc.



                           Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  April 25, 1997


                                   GOLD KIST INC.


                                   /s/ Jack L. Lawing
                                   Jack L. Lawing
                                   General Counsel, Vice
                                   President & Secretary

                         EXHIBIT INDEX
              TO AMENDMENT NO. 1 TO SCHEDULE 13D


Sequential
Exhibit                                      Page No.


3   Agreement and Plan of Merger dated
    April 22, 1997 among Gold Kist Inc.,
    Agri International, Inc., Golden Poultry
    Acquisition Corp., and Golden  Poultry
    Company, Inc.                                 __